      The information in this prospectus supplement is not complete and may change. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-46770

PROSPECTUS SUPPLEMENT (NOT COMPLETE)
(TO PROSPECTUS DATED OCTOBER 6, 2000)

                               25,000,000 SHARES

                               [FLEXTRONICS LOGO]
                                ORDINARY SHARES
                           -------------------------

     Flextronics International Ltd. is offering 25,000,000 ordinary shares in a firm commitment underwriting. On January 26, 2001, the last reported sale price of the ordinary shares on the Nasdaq National Market was $39.00 per share.
                           -------------------------

     The ordinary shares are listed on the Nasdaq National Market under the symbol "FLEX."
                           -------------------------

     INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT.
                           -------------------------

                                                              PER SHARE    TOTAL
                                                              ---------    -----
Offering Price..............................................  $           $
Discounts and Commissions to Underwriters...................
Offering Proceeds to Flextronics............................

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     We have granted the underwriters the option to purchase up to an additional 3,750,000 ordinary shares to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. Banc of America Securities LLC expects to deliver the ordinary shares to investors on or
about              , 2001.

BANC OF AMERICA SECURITIES LLC
       (BOOK-RUNNING MANAGER)
                GOLDMAN, SACHS & CO.
                    (CO-LEAD MANAGER)
                                SALOMON SMITH BARNEY
                                    (CO-LEAD MANAGER)
                                              THOMAS WEISEL PARTNERS LLC
                                                      (CO-LEAD MANAGER)
                           -------------------------

BEAR, STEARNS & CO. INC.
                    DEUTSCHE BANC ALEX. BROWN
                                       LEHMAN BROTHERS
                                                     ROBERTSON STEPHENS
                           -------------------------

                                           , 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Forward-Looking Statements..................................    ii
Prospectus Supplement Summary...............................   S-1
Risk Factors................................................   S-4
Dividends...................................................  S-10
Use of Proceeds.............................................  S-10
Price Range of Ordinary Shares..............................  S-10
Capitalization..............................................  S-11
Underwriters................................................  S-12
Legal Matters...............................................  S-14

                            PROSPECTUS
About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Forward-Looking Statements..................................     3
About Flextronics...........................................     4
Enforcement of Civil Liabilities............................     4
Risk Factors................................................     4
Use of Proceeds.............................................     5
Description of Capital Shares...............................     5
Taxation....................................................     8
Plan of Distribution........................................     9
Legal Matters...............................................    10
Experts.....................................................    10

     The information in this prospectus supplement assumes that the underwriters' over-allotment option will not be exercised. In addition, the financial information in this prospectus supplement includes the results of operations of JIT Holdings Ltd., which we acquired on November 30, 2000 in a transaction accounted for as a pooling of interest. In this prospectus supplement and in the accompanying prospectus, references to "$" are to United States dollars and references to "S$" are to Singapore dollars. In this prospectus supplement only, all information pertaining to share and per share amounts reflects the two-for-one stock split effected as a bonus issue, the Singapore equivalent of a stock dividend, paid on October 16, 2000. In the accompanying prospectus, all information pertaining to share and per share amounts does not reflect this stock split.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference in the prospectus, contain forward-looking statements. The words "will," "may," "designed to," "outlook," "believes," "should," "anticipates," "plans," "expects," "intends," "estimates" and similar expressions identify these forward-looking statements. These forward-looking statements are contained principally under the headings "Prospectus Supplement Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in "Risk Factors," as well as:

     - our ability to integrate acquired companies and manage expanding operations;

     - fluctuations in our customers' requirements and in demand for their products;

     - our strategic relationship with Ericsson;

     - increased competition;

     - component shortages;

     - the risks of the photonics market, including the emergence of new technologies;

     - tax matters; and

     - currency fluctuations.

     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                         PROSPECTUS SUPPLEMENT SUMMARY

     You should read the following summary together with the more detailed information appearing elsewhere in this prospectus supplement and in the accompanying prospectus, including the documents incorporated by reference in the prospectus.

                                  FLEXTRONICS

     We are the second largest provider of advanced electronics manufacturing services to original equipment manufacturers, or OEMs, primarily in the telecommunications, networking, consumer electronics and computer industries. We provide a network of design, engineering and manufacturing operations in 27 countries across four continents. Our strategy is to provide customers with end-to-end solutions where we take responsibility for engineering, supply chain management, new product introduction and implementation, manufacturing and logistics management, with the goal of delivering of a complete packaged product. Our manufacturing services include the fabrication and assembly of plastic and metal enclosures, PCBs and backplanes and the assembly of complete systems and products. In addition, through our photonics division, we manufacture and assemble photonics components and integrate them into PCB assemblies and other systems. Throughout the production process, we offer design and technology services; logistics services, such as materials procurement, inventory management, vendor management, packaging and distribution; and automation of key components of the supply chain through advanced information technologies. In addition, we have added other after-market services such as network installation. We believe that our size and global presence, our ability to provide a full spectrum of design, manufacturing and logistics services and our advanced information technology expertise enable us to win large programs from leading multinational OEMs for the manufacture of advanced electronics products.

     Through a combination of internal growth and acquisitions, we have become the world's second largest provider of electronics manufacturing services, with revenues of $9.0 billion in the nine months ended December 31, 2000. In addition, we have increased our manufacturing square footage from 1.5 million square feet on April 1, 1998 to 17.6 million square feet on December 31, 2000. We offer a complete and flexible manufacturing solution that provides accelerated time-to-market and time-to-volume production, reduced production costs and advanced engineering and design capabilities. By working closely with and being highly responsive to our customers throughout the production process, we believe that we can become an integral part of their operations.

     Our customers include industry leaders such as Cisco Systems, Inc., Ericsson Business Networks AB, Hewlett-Packard Company, Lucent Technologies Inc., Microsoft Corporation, Motorola, Inc., Nokia Corp., Palm Computing, Philips Electronics and Siemens Corporation. Due to our focus on telecommunications, networking and other high growth technology sectors, our prospects are influenced by such major trends as the introduction of next generation communications and Internet infrastructure, the proliferation of wireless devices, increasing product miniaturization and other trends in electronics technologies. In addition, our growth is affected by the pace at which leading OEMs are continuing to adopt outsourcing as a core business strategy.

     We have established an extensive network of manufacturing facilities in the world's major electronics markets -- Asia, the Americas and Europe -- to serve the increased outsourcing needs of both multinational and regional OEMs. We provide a full suite of manufacturing facilities to handle a variety of product mix and product types: industrial parks and regional manufacturing facilities, as well as facilities for Multek PCB fabrication, enclosures assembly, backplane assembly and test and plastics molding and assembly. Our fully integrated, high volume industrial parks are located in low cost regions near our customers' end markets. These industrial parks provide total supply chain management by co-locating our manufacturing and distribution operations with our suppliers at a single location. This approach to production and distribution is designed to benefit our customers by reducing logistical barriers and costs, increasing flexibility, lowering transportation costs and reducing turnaround times. Our industrial parks are located in Brazil, China, Hungary and Mexico and we are building new industrial parks in Hungary and Poland. In addition to our industrial parks, we have established product introduction centers that provide engineering expertise in developing new products and preparing them for high volume manufacturing. In the nine months ended December 31, 2000, production in the Americas represented 44% of our net sales, production in Europe represented 36% of our net sales and production in Asia represented 20% of our net sales.

                              RECENT DEVELOPMENTS

     Third Quarter Financial Results. On January 18, 2001, we announced our financial results for the third quarter of fiscal year 2001. Net sales increased from $2.0 billion in the third quarter of fiscal 2000 to $3.2 billion in the third quarter of fiscal 2001. Net income before amortization, merger related costs and other one-time charges increased from $58.5 million in the third quarter of fiscal 2000 to $122.7 million in the third quarter of fiscal 2001. Net income after amortization, merger related costs and other one-time charges increased from $47.8 million in the third quarter of fiscal 2000 to $67.8 million in the third quarter of fiscal 2001.

     Strategic Relationship with Ericsson. In January 2001, we entered into a non-binding memorandum of understanding with Ericsson in which we were selected to manage the operations of Ericsson's mobile phone business. We anticipate that this arrangement will begin on April 1, 2001. Under this memorandum of understanding, we are to provide a substantial portion of Ericsson's mobile phone requirements. We will assume responsibility for product assembly, new product prototyping, supply chain management and logistics management, in which we will process customer orders from Ericsson and configure and ship products to Ericsson's customers. We will also provide PCBs and plastics, primarily from our Asian operations. In this new relationship, we will use facilities currently owned by Ericsson for its mobile phone operations in Brazil, Great Britain, Malaysia and Sweden, and will also manufacture at our southern China and Malaysia facilities. In connection with this relationship, we will employ the existing workforce for these operations, and will purchase from Ericsson certain inventory, equipment and other assets, and may assume certain accounts payable and accrued expenses at their net book value. The net asset purchase price has not been fixed, but is expected to be between $200.0 million and $800.0 million. We intend to use a substantial portion of the net proceeds from this offering to pay for the purchase of these assets and for certain expenses that we expect to incur in implementing operations under this relationship. See "Use of Proceeds." We expect to receive substantial revenue from this relationship beginning in the first quarter of fiscal 2002, and anticipate that after the first quarter of fiscal 2002 this arrangement will contribute positively to our net income per share. However, the memorandum of understanding is non-binding, and we cannot be sure when, or whether, we will enter into definitive agreements for this relationship or commence operations. In addition, we cannot be sure that this relationship will result in any material revenues or improve our net income per share. Our ability to achieve any of the anticipated benefits of this relationship is subject to a number of risks, including our ability to meet Ericsson's volume, product quality, timeliness and price requirements, and to achieve anticipated cost reductions. Further, if demand for Ericsson's mobile phone products declines, Ericsson may purchase a lower quantity of products from us than we anticipate.

     Recent Acquisitions. On November 30, 2000, we acquired JIT Holdings, a provider of electronics manufacturing and design services, with operations in China, Hungary, Indonesia, Malaysia and Singapore. We recorded a one-time charge of approximately $39.8 million in the third quarter of fiscal 2001 primarily related to our acquisition of JIT Holdings. We estimate that the cash portion of this one-time charge is approximately $8.7 million. In addition, we have completed several smaller acquisitions and facilities acquisitions in fiscal 2001.

                                  THE OFFERING

Ordinary shares............  25,000,000 shares

Ordinary shares to be
outstanding after the
  offering.................  464,386,316 shares, excluding 3,750,000 shares subject to the underwriters' over-allotment option

Use of proceeds............  We intend to use a substantial portion of the net proceeds of this offering to fund our strategic relationship with Ericsson. We intend to use the remaining proceeds to fund the further expansion of our business, including additional working capital and capital expenditures, and general corporate purposes. We may use a portion of the net proceeds for strategic acquisitions or investments.

Nasdaq National Market
symbol.....................  FLEX

     The number of ordinary shares to be outstanding after the offering is based on 439,386,316 ordinary shares actually outstanding as of December 31, 2000. This number excludes a total of 66,640,335 ordinary shares subject to outstanding options or reserved for issuance under our share option plans and share purchase plans as of that date.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in the accompanying prospectus, before deciding to invest in our ordinary shares. If any of the risks described below materializes, our operating results and financial condition could be adversely affected and the trading price of our ordinary shares could decline.

IF WE DO NOT MANAGE EFFECTIVELY THE EXPANSION OF OUR OPERATIONS, OUR BUSINESS MAY BE HARMED.

     We have grown rapidly in recent periods. Our workforce has more than tripled in size over the last year as a result of internal growth and acquisitions. This growth is likely to strain considerably our management control system and resources, including decision support, accounting management, information systems and facilities. If we do not continue to improve our financial and management controls, reporting systems and procedures to manage our employees effectively and to expand our facilities, our business could be harmed.

     We plan to increase our manufacturing capacity by expanding our facilities and adding new equipment. Such expansion involves significant risks, including, but not limited to, the following:

     - we may not be able to attract and retain the management personnel and skilled employees necessary to support expanded operations;

     - we may not efficiently and effectively integrate new operations and information systems, expand our existing operations and manage geographically dispersed operations;

     - we may incur cost overruns;

     - we may encounter construction delays, equipment delays or shortages, labor shortages and disputes and production start-up problems that could harm our growth and our ability to meet customers' delivery schedules; and

     - we may not be able to obtain funds for this expansion, and we may not be able to obtain loans or operating leases with attractive terms.

     In addition, we expect to incur new fixed operating expenses associated with our expansion efforts that will increase our cost of sales, including substantial increases in depreciation expense and rental expense. If our revenues do not increase sufficiently to offset these expenses, our operating results would be seriously harmed. Our expansion, both through internal growth and acquisitions, has contributed to our incurring significant accounting charges. For example, in connection with our acquisitions of The DII Group, Palo Alto Products International, Chatham and Lightning, we recorded one-time charges of approximately $255.0 million, and in connection with the issuance of an equity instrument to Motorola relating to our alliance with Motorola, we recorded a one-time non-cash charge of approximately $286.5 million.

OUR STRATEGIC RELATIONSHIP WITH ERICSSON CREATES RISKS.

     While we have entered into a non-binding memorandum of understanding with Ericsson with respect to our management of its mobile telephone operations, we have not negotiated or entered into any definitive agreements. The memorandum of understanding is only an expression of the parties' current intentions, and the relationship as described in the memorandum of understanding is subject to change in the definitive agreements. In addition, the memorandum of understanding does not address a number of terms that will be set forth in the definitive agreements, and these terms may affect our ability to obtain the anticipated benefits of this relationship. We anticipate commencing this relationship on April 1, 2001, but we cannot be sure when, or whether, we will enter into definitive agreements for this relationship or commence operations.

     Our ability to achieve any of the anticipated benefits of this new relationship with Ericsson is subject to a number of risks, including our ability to meet Ericsson's volume, product quality, timeliness and price requirements, and to achieve anticipated cost reductions. If demand for Ericsson's mobile phone products declines, Ericsson may purchase a lower quantity of products from us than we anticipate, and the memorandum of understanding does not require that Ericsson purchase any specified volume of products from us. If Ericsson's requirements exceed the volume anticipated by us, we may not be able to meet these requirements on a timely basis. Our inability to meet Ericsson's volume, quality, timeliness and cost requirements, and to quickly resolve any issues with Ericsson, could seriously harm our results of operations. As a result of these and other risks, we may be unable to achieve anticipated levels of profitability under this arrangement, and it may not result in any material revenues or contribute positively to our net income per share.

WE MAY ENCOUNTER DIFFICULTIES WITH ACQUISITIONS, WHICH COULD HARM OUR BUSINESS.

     In the past six months, we completed a significant number of acquisitions of businesses and facilities, including our acquisitions of Chatham, JIT Holdings and Lightning. We expect to continue to acquire additional businesses and facilities in the future. We are currently in preliminary discussions to acquire additional businesses and facilities. Any future acquisitions may require additional debt or equity financing, which could increase our leverage or be dilutive to our existing shareholders. We cannot assure the terms of, or that we will complete, any acquisitions in the future.

     To integrate acquired businesses, we must implement our management information systems and operating systems and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business.

     In addition, acquisitions involve a number of other risks and challenges, including, but not limited to:

     - diversion of management's attention;

     - potential loss of key employees and customers of the acquired companies;

     - lack of experience operating in the geographic market of the acquired business; and

     - an increase in our expenses and working capital requirements.

Any of these and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition.

OUR OPERATING RESULTS VARY SIGNIFICANTLY.

     We experience significant fluctuations in our results of operations. The factors which contribute to fluctuations include:

     - the timing of customer orders;

     - the volume of these orders relative to our capacity;

     - market acceptance of customers' new products;

     - changes in demand for customers' products and product obsolescence;

     - our ability to manage the timing and amount of our procurement of components to avoid delays in production and excess inventory levels;

     - the timing of our expenditures in anticipation of future orders;

     - our effectiveness in managing manufacturing processes and costs;

     - changes in the cost and availability of labor and components;

     - changes in our product mix;

     - changes in economic conditions;

     - local factors and events that may affect our production volume, such as local holidays; and

     - seasonality in customers' product requirements.

     One of our significant end-markets is the consumer electronics market. This market exhibits particular strength toward the end of the calendar year in connection with the holiday season. As a result, we have historically experienced relative strength in revenues in our third fiscal quarter.

     We are reconfiguring certain of our operations to further increase our concentration in low-cost locations. We expect that this shift of operations will result in a one-time charge in the fourth quarter of fiscal 2001. In addition, some of our customers are currently experiencing increased volatility in demand, and in some cases reduced demand, for their products. This increases the difficulty of anticipating the levels and timing of future revenues from these customers, and could lead them to defer delivery schedules for products, which could lead to a reduction or delay in such revenues. Any of these factors or a combination of these factors could seriously harm our business and result in fluctuations in our results of operations.

WE HAVE NEW STRATEGIC RELATIONSHIPS FROM WHICH WE ARE NOT YET RECEIVING SIGNIFICANT REVENUES, AND MAY NOT REACH ANTICIPATED LEVELS.

     We have recently announced major new strategic relationships, including our alliances with Ericsson and Motorola, from which we anticipate significant future revenues. However, similar to our other customer relationships, there are no volume purchase commitments under these new programs, and the revenues we actually achieve may not meet our expectations. In anticipation of future activities under these programs, we are incurring substantial expenses as we add personnel and manufacturing capacity and procure materials. Our operating results will be seriously harmed if sales do not develop to the extent and within the time frame we anticipate.

OUR CUSTOMERS MAY CANCEL THEIR ORDERS, CHANGE PRODUCTION QUANTITIES OR DELAY PRODUCTION.

     Electronics manufacturing service providers must provide increasingly rapid product turnaround for their customers. We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons. Cancellations, reductions or delays by a significant customer or by a group of customers would seriously harm our results of operations.

     In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduces our ability to estimate accurately future customer requirements. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. We often increase staffing, purchase materials and incur other expenses to meet the anticipated demand of our customers. Anticipated orders may not materialize, and delivery schedules may be deferred as a result of changes in demand for our customers' products. On occasion, customers may require rapid increases in production, which can stress our resources and reduce margins. Although we have increased our manufacturing capacity, and plan further increases, we may not have sufficient capacity at any given time to meet our customers' demands. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand could harm our gross margins and operating income.

WE DEPEND ON THE CONTINUING TREND OF OUTSOURCING BY OEMS.

     A substantial factor in our revenue growth is the transfer of manufacturing and supply base management activities from our OEM customers. Future growth partially depends on new outsourcing opportunities. To the extent that these opportunities are not available, our future growth would be unfavorably impacted. These outsourcing opportunities may include the transfer of assets such as facilities, equipment and inventory.

THE MAJORITY OF OUR SALES COMES FROM A SMALL NUMBER OF CUSTOMERS; IF WE LOSE ANY OF THESE CUSTOMERS, OUR SALES COULD DECLINE SIGNIFICANTLY.

     Sales to our five largest customers have represented a significant percentage of our net sales in recent periods. Our five largest customers in the first nine months of fiscal 2001 and 2000 accounted for approximately 42% and 46% of net sales. Our two largest customers during the first nine months of fiscal 2001 were Cisco and Ericsson, accounting for approximately 11% and 10% of net sales. We expect that our strategic relationship with Ericsson will substantially increase the percentage of our sales attributable to Ericsson. No other customers accounted for more than 10% of net sales in the first nine months of fiscal 2001. The identity of our principal customers have varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, would seriously harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our revenues would be harmed.

WE DEPEND ON THE TELECOMMUNICATIONS, NETWORKING AND ELECTRONICS INDUSTRIES WHICH CONTINUALLY PRODUCE TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; OUR INABILITY TO CONTINUALLY MANUFACTURE SUCH PRODUCTS ON A COST-EFFECTIVE BASIS WOULD HARM OUR BUSINESS.

     We depend on sales to customers in the telecommunications, networking and electronics industries. Factors affecting the electronics industry in general could seriously harm our customers and, as a result, us. These factors include:

     - the inability of our customers to adapt to rapidly changing technology and evolving industry standards, which results in short product life cycles;

     - the inability of our customers to develop and market their products, some of which are new and untested, the potential that our customers' products may become obsolete or the failure of our customers' products to gain widespread commercial acceptance; and

     - recessionary periods in our customers' markets.

     If any of these factors materialize, our business would suffer. Recently, many sectors of the telecommunications, networking and electronics industries have experienced pricing and margin pressures and reduced demand for many products, and the impact of these pressures has caused, and is expected to continue to cause, some customers to defer delivery schedules for certain products that we manufacture for them.

OUR INDUSTRY IS EXTREMELY COMPETITIVE.

     The electronics manufacturing services industry is extremely competitive and includes hundreds of companies, several of which have achieved substantial market share. Current and prospective customers also evaluate our capabilities against the merits of internal production. Some of our competitors have substantially greater market share and manufacturing, financial and marketing resources than us.

     In recent years, many participants in the industry, including us, have substantially expanded their manufacturing capacity. If overall demand for electronics manufacturing services should decrease, this increased capacity could result in substantial pricing pressures, which could seriously harm our operating results.

WE MAY BE ADVERSELY AFFECTED BY SHORTAGES OF REQUIRED ELECTRONIC COMPONENTS.

     A substantial majority of our net sales are derived from turnkey manufacturing in which we are responsible for purchasing components used in manufacturing our customers' products. We generally do not have long-term agreements with suppliers of components. This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from our agreements with our customers. Accordingly, component price changes could seriously harm our operating results.

     At various times, there have been shortages of some of the electronic components that we use, and suppliers of some components have lacked sufficient capacity to meet the demand for these components. Component shortages have recently become more prevalent in our industry. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production, of assemblies using that component, which has contributed to an increase in our inventory levels. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing and shipping delays, which could harm our relationships with current or prospective customers and reduce our sales.

OUR CUSTOMERS MAY BE ADVERSELY AFFECTED BY RAPID TECHNOLOGICAL CHANGE.

     Our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvement in products and services. These conditions frequently result in short product life cycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers' products become obsolete or fail to gain widespread commercial acceptance, our business could be adversely affected.

WE ARE SUBJECT TO THE RISK OF INCREASED TAXES.

     We have structured our operations in a manner designed to maximize income in countries where (1) tax incentives have been extended to encourage foreign investment or (2) income tax rates are low. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

     Several countries in which we are located allow for tax holidays or provide other tax incentives to attract and retain business. We have obtained holidays or other incentives where available. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. In addition, further acquisitions of businesses may cause our effective tax rate to increase.

WE CONDUCT OPERATIONS IN A NUMBER OF COUNTRIES AND ARE SUBJECT TO RISKS OF INTERNATIONAL OPERATIONS.

     The geographical distances between Asia, the Americas and Europe create a number of logistical and communications challenges. Our manufacturing operations are located in a number of countries throughout east Asia, the Americas and Europe. As a result, we are affected by economic and political conditions in those countries, including:

     - fluctuations in the value of currencies;

     - changes in labor conditions;

     - longer payment cycles;

     - greater difficulty in collecting accounts receivable;

     - the burdens and costs of compliance with a variety of foreign laws;

     - political and economic instability;

     - increases in duties and taxation;

     - imposition of restrictions on currency conversion or the transfer of funds;

     - limitations on imports or exports;

     - expropriation of private enterprises; and

     - a potential reversal of current tax or other policies encouraging foreign investment or foreign trade by our host countries.

     The attractiveness of our services to our U.S. customers can be affected by changes in U.S. trade policies, such as "most favored nation" status and trade preferences for some Asian nations. In addition, some countries in which we operate, such as Brazil, the Czech Republic, Hungary, Mexico, Malaysia and Poland, have experienced periods of slow or negative growth, high inflation, significant currency devaluations or limited availability of foreign exchange. Furthermore, in countries such as Mexico and China, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us. Finally, we could be seriously harmed by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate.

WE ARE SUBJECT TO RISKS OF CURRENCY FLUCTUATIONS AND HEDGING OPERATIONS.

     A significant portion of our business is conducted in the European euro, the Swedish krona and the Brazilian real. In addition, some of our costs, such as payroll and rent, are denominated in local currencies in the countries in which we operate. In recent years, some of these currencies, including the Hungarian forint, Brazilian real and Mexican peso, have experienced significant devaluations. Changes in exchange rates between these and other currencies and the U.S. dollar will affect our cost of sales, operating margins and revenues. We cannot predict the impact of future exchange rate fluctuations. We use financial instruments, primarily forward purchase contracts, to hedge Japanese yen, European euro, U.S. dollar and other foreign currency commitments arising from trade accounts payable and fixed purchase obligations. Because we hedge only fixed obligations, we do not expect that these hedging activities will harm our results of operations or cash flows. However, our hedging activities may be unsuccessful, and we may change or reduce our hedging activities in the future. As a result, we may experience significant unexpected expenses from fluctuations in exchange rates.

WE DEPEND ON OUR KEY PERSONNEL.

     Our success depends to a large extent upon the continued services of our key executives, managers and skilled personnel. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure that we will retain our key officers and employees. We could be seriously harmed by the loss of key personnel. In addition, in order to manage our growth, we will need to recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to continue to grow would be harmed.

WE ARE SUBJECT TO ENVIRONMENTAL COMPLIANCE RISKS.

     We are subject to various federal, state, local and foreign environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third party sites. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or if the results of future testing and analysis at our current or former operating facilities indicate that we are responsible for the release of hazardous substances, we may be subject to additional remediation liability. Further, additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. Currently unexpected costs that we may incur with respect to environmental matters may result in additional loss contingencies, the quantification of which cannot be determined at this time.

THE MARKET PRICE OF OUR ORDINARY SHARES IS VOLATILE.

     The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares may be subject to similar fluctuations. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations and general market conditions may have a significant effect on the market price of our ordinary shares.

                                   DIVIDENDS

     Since inception, we have not declared or paid any cash dividends on our ordinary shares, and our credit facility prohibits the payment of cash dividends without the lenders' prior consent. The terms of our senior subordinated notes also restrict our ability to pay cash dividends. We anticipate that all earnings in the foreseeable future will be retained to finance the continuing development of our business.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 25,000,000 ordinary shares offered by this prospectus supplement and the accompanying prospectus will be approximately $942.6 million, based on an assumed public offering price of $39.00 per share and after deducting the estimated underwriting discounts and commissions and estimated expenses. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $1.1 billion. We intend to use between $200.0 million and $800.0 million of the net proceeds of this offering to fund costs associated with our strategic relationship with Ericsson. If we do not enter into definitive agreements with Ericsson and implement this relationship, we intend to use the net proceeds for working capital and general corporate purposes. We intend to use the remaining proceeds to fund the further expansion of our business, including additional working capital and capital expenditures, and for general corporate purposes. Until the net proceeds have been used, they will be invested in short-term marketable securities.

                         PRICE RANGE OF ORDINARY SHARES

     The ordinary shares are traded on the Nasdaq National Market under the symbol "FLEX." The following table shows the high and low sale prices of our ordinary shares since the beginning of our 1999 fiscal year as reported on the Nasdaq National Market.

                                                               HIGH      LOW
                                                              ------    ------
FISCAL YEAR ENDED MARCH 31, 1999
  First Quarter.............................................  $ 6.56    $ 4.52
  Second Quarter............................................    5.94      2.75
  Third Quarter.............................................   10.92      3.50
  Fourth Quarter............................................   13.05      8.19
FISCAL YEAR ENDED MARCH 31, 2000
  First Quarter.............................................  $14.59    $ 9.34
  Second Quarter............................................   17.03     10.63
  Third Quarter.............................................   24.69     14.28
  Fourth Quarter............................................   39.88     19.16
FISCAL YEAR ENDING MARCH 31, 2001
  First Quarter.............................................  $38.06    $22.38
  Second Quarter............................................   44.91     32.38
  Third Quarter.............................................   43.00     21.38
  Fourth Quarter (through January 26, 2001).................   39.06     23.56

     On January 26, 2001, the closing sale price of the ordinary shares was $39.00 per share.

                                 CAPITALIZATION

     The following table sets forth our unaudited capitalization as of December 31, 2000 on an actual basis and as adjusted to reflect the issuance and sale of 25,000,000 ordinary shares in this offering at an assumed public offering price of $39.00 per share after deducting the estimated underwriting discounts and commissions and estimated expenses.

                                                                    DECEMBER 31, 2000
                                                              -----------------------------
                                                                            AS ADJUSTED FOR
                                                                ACTUAL      ORDINARY SHARES
                                                              ----------    ---------------
                                                                       (UNAUDITED)
                                                                 (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $  398,374      $1,340,930
                                                              ==========      ==========
Bank borrowings.............................................     620,165         620,165
Long-term debt, including current portion:
Capital lease obligations...................................      72,047          72,047
8 3/4% Senior Subordinated Notes due 2007...................     150,000         150,000
9 7/8% Senior Subordinated Notes due 2010, less $3,705
  discount..................................................     496,295         496,295
9 3/4% Senior Subordinated Notes due 2010...................     142,755         142,755
Other.......................................................     167,038         167,038
                                                              ----------      ----------
  Total debt................................................   1,648,300       1,648,300
                                                              ----------      ----------
Shareholders' equity:
Ordinary shares, S$0.01 par value;
  authorized -- 1,500,000,000; issued and
  outstanding -- 439,386,316 and 464,386,316 as of December
  31, 2000 on an actual basis and as adjusted for this
  offering..................................................       2,695           2,842
Additional paid-in capital..................................   2,928,032       3,870,441
Retained earnings...........................................      60,464          60,464
Accumulated other comprehensive income......................     (88,951)        (88,951)
                                                              ----------      ----------
  Total shareholders' equity................................   2,902,240       3,844,796
                                                              ----------      ----------
  Total capitalization......................................   4,550,540       5,493,096
                                                              ==========      ==========

                                  UNDERWRITERS

     We are offering ordinary shares described in this prospectus supplement through a number of underwriters. Banc of America Securities LLC, Goldman, Sachs & Co., Salomon Smith Barney Inc., Thomas Weisel Partners LLC, Bear, Stearns & Co. Inc., Deutsche Banc Alex. Brown Inc., Lehman Brothers Inc. and Robertson Stephens, Inc. are the representatives of the underwriters. We expect to enter into a firm commitment underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed to severally purchase, the number of ordinary shares listed next to its name in the following table.

                                                                 NUMBER OF
                        UNDERWRITERS                          ORDINARY SHARES
                        ------------                          ---------------
Banc of America Securities LLC..............................
Goldman, Sachs & Co. .......................................
Salomon Smith Barney Inc. ..................................
Thomas Weisel Partners LLC..................................
Bear, Stearns & Co. Inc. ...................................
Deutsche Banc Alex. Brown Inc. .............................
Lehman Brothers Inc. .......................................
Robertson Stephens, Inc. ...................................

                                                                ----------
  Total.....................................................  25,000,000..
                                                                ==========

     The underwriters initially will offer ordinary shares to the public at the price specified on the cover page of this prospectus supplement. The
underwriters may allow to some dealers a concession of not more than $     per
share. The underwriters also may allow, and any dealers may reallow, a
concession of not more than $     per share to some other dealers. If all the
shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The shares are offered subject to a number of conditions, including:

     - receipt and acceptance of our ordinary shares by the underwriters; and

     - the right to reject orders in whole or in part.

     We have granted the underwriters an option to buy up to 3,750,000 additional ordinary shares. These additional shares, called the over-allotment option, would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters and the estimated offering expenses to be paid by us. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                             PAID BY FLEXTRONICS
                                                       --------------------------------
                                                        NO EXERCISE           FULL
                                                       --------------    --------------
Per share underwriting discounts and commissions.....  $                 $
Total underwriting discounts and commissions.........
Estimated expenses to be paid by Flextronics.........

     We and certain of our executive officers have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction which is designed to, or could be expected to, result in the disposition of any ordinary shares for a period of 75 days after the date of this prospectus supplement without the prior written consent of Banc of America Securities LLC, subject to certain exceptions. At any time and without notice Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lockup agreements.

     We will indemnify the underwriters against liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, it will contribute to payments the underwriters may be required to make in respect of those liabilities.

     In connection with this offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include:

     - short sales;

     - stabilizing transactions; and

     - purchases to cover positions created by short sales.

     Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress.

     The underwriters may also impose a penalty bid. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, such underwriters can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

     The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including:

     - over-allotment;

     - stabilization;

     - syndicate covering transactions; and

     - imposition of penalty bids.

     As a result of these activities, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

     In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our ordinary shares on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day before the pricing of the offering, before the commencement of offers or sales of our ordinary shares. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded.

     Some of the underwriters or their affiliates have in the past engaged, and may in the future engage, in transactions with and perform services, including commercial banking, financial advisory and investment banking services, for us and our affiliates in the ordinary course of business for which they have received customary compensation. Affiliates of Banc of America Securities LLC, Salomon Smith Barney Inc., Bear, Stearns & Co. Inc. and Robertson Stephens, Inc. were initial purchasers in our offering of our 9 7/8% and 9 3/4% Senior Subordinated Notes due 2010 in June 2000. Affiliates of Banc of America Securities LLC, Salomon Smith Barney Inc., Thomas Weisel Partners LLC and Lehman Brothers Inc. were underwriters of our offering of 5,500,000 ordinary shares in June 2000. In addition, affiliates of Banc of America Securities LLC, Salomon Smith Barney Inc. and Robertson Stephens, Inc. are lenders under our credit facility. From time to time, we have entered into commercial lending transactions with affiliates of the underwriters in the ordinary course of business for which they have received customary compensation.

     Due to the fact that one of the underwriters was organized within the last three years, we are providing you the following information. Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 153 completed transactions and has acted as a syndicate member in an additional 135 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

     The validity of the ordinary shares offered hereby has been passed upon for us by Allen & Gledhill, Singapore and for the underwriters by Arfat Selvam & Gunasingham, Singapore. Certain United States legal matters in connection with this offering will be passed upon for us by Fenwick & West LLP, Palo Alto, California, and for the underwriters by Cahill Gordon & Reindel, New York, New York.

PROSPECTUS

                         FLEXTRONICS INTERNATIONAL LTD.

                                ORDINARY SHARES

     By this prospectus, we may offer up to 30,000,000 ordinary shares. We will provide the specific terms for any offering of ordinary shares in a supplement to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

     The ordinary shares are quoted on the Nasdaq National Market under the symbol "FLEX." On October 5, 2000 the closing sale price of the ordinary shares was $76 13/16 per share.

                           -------------------------

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" IN THE SUPPLEMENT TO THIS PROSPECTUS.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                    This prospectus is dated October 6, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    2
Where You Can Find More Information.........................    2
Forward Looking Statements..................................    3
About Flextronics...........................................    4
Enforcement of Civil Liabilities............................    4
Risk Factors................................................    4
Use of Proceeds.............................................    5
Description of Capital Shares...............................    5
Taxation....................................................    8
Plan of Distribution........................................    9
Legal Matters...............................................   10
Experts.....................................................   10

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell up to 30,000,000 ordinary shares in one or more offerings. This prospectus provides you with a general description of the ordinary shares we may offer. Each time we sell ordinary shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

     The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information." We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's web site at "http://www.sec.gov."

     We "incorporate by reference" in this prospectus information from other documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     - our Annual Report on Form 10-K for the fiscal year ended March 31, 2000;

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000;

     - our Current Reports on Form 8-K filed with the SEC on April 18, 2000, June 13, 2000, June 19, 2000, June 22, 2000, June 27, 2000, September 15,
       2000, September 20, 2000 and September 20, 2000; and

     - the description of our ordinary shares contained in our Registration Statement on Form 8-A dated January 31, 1994.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

                         Flextronics International Ltd.
                               2090 Fortune Drive
                           San Jose, California 95131
                        Attention: Laurette F. Slawson,
                  Treasurer and Director of Investor Relations
                           Telephone: (408) 576-7000

     You may also review copies of documents that are incorporated by reference at our web site. The address of the site is http://www.flextronics.com.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement, other than any information superseded by a later prospectus supplement or a later document filed with the SEC and incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

     The material included or incorporated by reference in this prospectus and in any accompanying prospectus supplement contains forward-looking statements within the meaning of the securities laws. The words "expects," "anticipates," "believes," "intends," "plans" and similar expressions identify forward-looking statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Because these forward-looking statements are subject to risks and uncertainties, actual results may differ materially from the expectations expressed in the forward-looking statements. Factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include:

     - our ability to expand our facilities and operations;

     - our ability to hire and retain skilled employees;

     - our ability to integrate the operations of acquired businesses and to retain customers and employees of the acquired business;

     - the continued outsourcing of manufacturing by original equipment manufacturers;

     - our ability to win new customer programs and maintain our customer relationships;

     - difficulties in production of new products;

     - changing demand for our customers' products;

     - currency fluctuations; and

     - the risk of component shortages.

     In addition, these forward-looking statements are subject to the other risks and uncertainties discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Certain Factors Affecting Operating Results" in our most recent reports filed with the Securities and Exchange Commission on Form 10-K and Form 10-Q. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

                               ABOUT FLEXTRONICS

     We are a leading provider of advanced electronics manufacturing services to original equipment manufacturers, or OEMs, primarily in the telecommunications and networking, consumer electronics and computer industries. Our strategy is to provide customers with the ability to outsource, on a global basis, a complete product where we take responsibility for engineering, supply chain management, assembly, integration, test and logistics management. We provide complete product design services, including electrical and mechanical, circuit and layout, radio frequency and test development engineering services. Our manufacturing services include the fabrication and assembly of plastic and metal enclosures, PCBs and backplanes. We believe that we have developed particular strengths in advanced interconnect, miniaturization and packaging technologies, and in the engineering and manufacturing of wireless communications products employing radio frequency technology. Throughout the production process, we offer logistics services, such as materials procurement, inventory management, packaging and distribution. Our principal offices are located at 11 Ubi Road 1, #07-01/02, Meiban Industrial Building, Singapore 408723. Our telephone number is
(65) 844-3366.

                        ENFORCEMENT OF CIVIL LIABILITIES

     We are incorporated in Singapore under the Companies Act. Some of our directors and executive officers reside in Singapore. All or a substantial portion of the assets of these persons, and a substantial portion of our assets, are located outside the United States. As a result, it may not be possible for persons purchasing ordinary shares to effect service of process within the United States upon these persons or upon us or to enforce against them in the United States courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. Our Singapore legal advisors, Allen & Gledhill, have advised us that there is doubt as to whether Singapore courts will enforce, either in original actions or in actions for the enforcement of judgments of United States courts, civil liabilities predicated upon the federal securities laws of the United States.

                                  RISK FACTORS

     An investment in the ordinary shares involves a high degree of risk. Before investing in ordinary shares, you should carefully consider the information contained under the heading "Risk Factors" in the applicable supplement to this prospectus, as well as the sections of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Certain Factors Affecting Operating Results."

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable supplement to this prospectus, the net proceeds from the sale of ordinary shares offered under this prospectus will be added to our general funds and may be used to:

     - meet our working capital requirements;

     - fund capital expenditures;

     - repay debt; and

     - finance acquisitions of other facilities and companies.

     Until the net proceeds have been used, they will be invested in short-term marketable securities.

                         DESCRIPTION OF CAPITAL SHARES

     The following statements are brief summaries of our capital structure and of important rights and privileges of shareholders conferred by the laws of Singapore and our articles of association. These statements summarize the material provisions of the laws of Singapore and our articles but are qualified by reference to our articles, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part, and which is available at our San Jose, California office. A copy of our articles is also available for inspection at our registered office in Singapore.

ORDINARY SHARES

     Our authorized capital consists of 1,500,000,000 ordinary shares, par value S$0.01. There is a provision in our articles to enable us in specified circumstances to issue shares with preferential, deferred or other special rights or restrictions as our directors may determine. The directors may issue shares at a premium and a sum equal to the aggregate amount or value of the premiums will be transferred, subject to exceptions, to a share premium account. All shares presently issued are fully paid and existing shareholders are not subject to any calls on shares. All shares are in registered form. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own shares.

NEW SHARES

     New shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier to occur of:

     - the conclusion of the next annual general meeting; or

     - the expiration of the period within which the next annual general meeting is required by law to be held.

     The shareholders have provided such general authority to issue new shares until our 2001 annual general meeting. Subject to this and the provisions of the Singapore Companies Act and our articles, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

SHAREHOLDERS

     Only persons who are registered in our books are recognized as shareholders and absolute owners of the shares. On October 1, 2000, there were 2,201 holders of our ordinary shares. We may, on giving not less than fourteen days' notice, close the register of members for any time or times, but the register may not be closed for more than thirty days in any calendar year. Closure is normally made for the purpose of determining shareholders' entitlement to receive dividends and other distributions and would, in the usual case, not exceed ten days.

TRANSFER OF SHARES

     Subject to applicable securities laws, our ordinary shares are freely transferable. The directors may decline to register any transfer of shares on which we have a lien and, for shares not fully paid up, may refuse to register a transfer to a transferee of whom they do not approve. Shares may be transferred by a duly signed instrument of transfer in a form approved by the directors. The directors may decline to register any transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and other evidence of title as they may require. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require.

SHAREHOLDERS' MEETINGS

     We are required to hold an annual general meeting in each year. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the total voting rights of all shareholders. In addition, two or more shareholders holding not less than one-tenth of our issued share capital may call a meeting of our shareholders.

     Unless otherwise required by law or by our articles, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a simple majority of the votes cast at a meeting of which at least fourteen days' written notice is given. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of a majority of not less than 75% of the votes cast at a general meeting of which not less than 21 days' written notice specifying the intention to propose the resolution as a special resolution has been duly given, is necessary for certain matters under Singapore law, such as an alteration of our articles.

VOTING RIGHTS

     Voting at any meeting of shareholders is by a show of hands unless a poll is duly demanded before or on the declaration of the result of the show of hands. If voting is by a show of hands, every shareholder who is present in person or by proxy at the meeting has one vote. On a poll every shareholder who is present in person or by proxy has one vote for every share held by him. A poll may be demanded by any of:

     - the chairman of the meeting;

     - not less than three shareholders present in person or by proxy and entitled to vote; or

     - shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders entitled to attend and vote at the meeting.

DIVIDENDS

     In an annual general meeting, our shareholders may declare dividends, but no dividend will be payable in excess of the amount recommended by the directors. The directors may also declare an interim dividend. No dividend may be paid except out of our profits. Except as otherwise may be provided in special rights as to dividends specified in the terms of issue of any shares (no such shares currently being in issue), all dividends are paid pro rata among the shareholders. To date, we have

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

not declared any cash dividends on our shares and have no current plans to pay cash dividends in the foreseeable future.

BONUS AND RIGHTS ISSUES

     In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as bonus shares to the shareholders in proportion to their shareholdings. A bonus issue is the Singapore equivalent of a stock dividend. The directors may also issue to shareholders rights to take up additional shares, in proportion to their shareholdings. These rights are subject to any conditions attached to the issue and the regulations of any stock exchange on which the shares are listed.

TAKEOVERS

     The acquisition of our shares is regulated by the Singapore Companies Act and the Singapore Code on Takeovers and Mergers. Any person acquiring an interest in 25% or more of our voting rights, either on his own or acting in concert with other parties is obliged to extend a takeover offer for the remaining voting shares, in accordance with the provisions of the code.

     An offer for consideration other than cash must be accompanied by a cash alternative at not less than the highest price, excluding stamp duty and commission, paid by the offeror or parties acting in concert with him for shares of that class within the preceding twelve months. A mandatory takeover offer is also required to be made if a person holding between 25% and 50% of our voting rights, either on his own or together with parties acting in concert with him, acquires additional voting rights carrying more than 3% of the voting shares in any twelve-month period.

LIQUIDATION OR OTHER RETURN OF CAPITAL

     On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

INDEMNITY

     As permitted by the laws of Singapore, our articles provide that, subject to the Companies Act, our directors and officers will be indemnified by us against any liability incurred by them in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee of us and in which judgment is given in their favor or in which they are acquitted, or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. Directors and officers may not be indemnified by us against any liability which by law would otherwise attach to them relating to any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to us.

LIMITATIONS ON RIGHTS TO HOLD OR VOTE ORDINARY SHARES

     Except as discussed in "-- Takeovers," there are no limitations imposed by the laws of Singapore or by our articles on the right of non-resident shareholders to hold or vote ordinary shares.

TRANSFER AGENT

     Our transfer agent is EquiServe L.P., 150 Royall Street, M/S 45-01-07, Canton, Massachusetts 02021.

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

                                    TAXATION

     This summary of Singapore and U.S. tax considerations is based on current law and is provided for general information. The discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their investment or tax circumstances, or to certain types of shareholders, including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions or broker-dealers, and shareholders that are not U.S. shareholders, as defined below, subject to special treatment under the U.S. federal income tax laws. U.S. shareholders should consult their own tax advisors regarding the particular tax consequences to such shareholders of any investment in the ordinary shares.

INCOME TAXATION UNDER SINGAPORE LAW

     Under current provisions of the Income Tax Act, Chapter 134 of Singapore, corporate profits are taxed at a rate equal to 26%. Under Singapore's taxation system, the tax paid by a company is deemed paid by its shareholders. Thus, the shareholders receive dividends net of the tax paid by us. Dividends received by either a resident or a nonresident of Singapore are not subject to withholding tax. Shareholders are taxed on the cash amount of the dividend plus the amount of corporate tax paid by us. The tax paid by us will be available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income, including the gross amount of dividends. No tax treaty currently exists between the Republic of Singapore and the U.S.

     Under current Singapore tax law there is no tax on capital gains and, thus, any profits from the disposal of shares are not taxable in Singapore unless the vendor is regarded as carrying on a trade in shares in Singapore, in which case the disposal profits would be taxable as trade profits rather than capital gains.

     There is no stamp duty payable in respect of the holding and disposition of shares, or the acquisition of newly issued shares. When outstanding shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2 for every S$1,000 of the market value of the shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid if the instrument of transfer is received in Singapore. Under our articles, our directors are authorized to refuse to register a transfer unless the instrument of transfer has been duly stamped.

INCOME TAXATION UNDER UNITED STATES LAW

     Individual shareholders that are U.S. citizens or resident aliens, as defined in the Internal Revenue Code, corporations or partnerships or other entities created or organized under the laws of the United States, or any political subdivision thereof, and certain trusts and estates ("U.S. shareholders") will, upon the sale or exchange of a share, recognize gain or loss for U.S. income tax purposes in an amount equal to the difference between the amount realized and the U.S. shareholder's tax basis in such a share. If paid in currency other than U.S. dollars, the U.S. dollar amount realized, as determined on the trade date, is determined by translating the foreign currency into U.S. dollars at the spot rate in effect on the settlement date of the sale in the case of a U.S. shareholder that is a cash basis taxpayer. An accrual basis taxpayer may elect to use the spot rate in effect on the settlement date of the sale by filing a statement with the U.S. shareholder's first return in which the election is effective clearly indicating that the election has been made. Such an election must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service. Such gain or loss will be capital gain or loss if the share was a capital asset in the hands of the U.S. shareholder and will not be short-term capital gain or loss if the share has been held for more than one year. If a U.S. shareholder receives any currency other than U.S. dollars on the sale of a share, such U.S. shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of such sale and the date such sale proceeds are converted into U.S. dollars.

     U.S. shareholders will be required to report as income for U.S. income tax purposes the amount of any dividend received from us to the extent paid out of our current or accumulated earnings and profits, as determined under current U.S. income tax principles. If over 50% of our stock, by vote or value, were owned by U.S. shareholders who individually held 10% or more of our voting stock, the U.S. shareholders potentially would be required to include in income a portion or all of their pro rata share of our earnings and profits and the earnings and profits of our non-U.S. subsidiaries. If 50% or more of our assets during a taxable year produced or were held for the production of passive income, as defined in Section 1297(b) of the Internal Revenue Code (for example, certain forms of dividends, interest and royalties), or 75% or more of our gross income for a taxable year was passive income, adverse U.S. tax consequences could result to our U.S. shareholders.

     Shareholders that are not U.S. shareholders ("non-U.S. shareholders") will not be required to report for U.S. federal income tax purposes the amount of any dividend received from us. Non-U.S. shareholders, upon the sale or exchange of a share, would generally not be required to recognize gain or loss for U.S. federal income tax purposes.

ESTATE TAXATION

     In the case of an individual who is not domiciled in Singapore, a Singapore estate tax is imposed on the value of all movable and immovable properties situated in Singapore. Our ordinary shares are considered to be situated in Singapore. Thus, an individual shareholder who is not domiciled in Singapore at the time of his or her death will be subject to Singapore estate tax on the value of any such shares held by the individual upon the individual's death. Such a shareholder will be required to pay Singapore estate tax to the extent that the value of the shares, or in aggregate with any other assets subject to Singapore estate tax, exceeds S$600,000. Any excess will be taxed at a rate equal to 5% on the first S$12,000,000 of the individual's Singapore chargeable assets and thereafter at a rate equal to 10%. An individual shareholder who is a U.S. citizen or resident for U.S. estate tax purposes also will have the value of the shares included in the individual's gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder's U.S. estate tax to the extent the individual shareholder actually pays Singapore estate tax on the value of the shares; however, the tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder's gross estate for U.S. estate tax purposes, adjusted further by a pro rata apportionment of available exemptions. Individuals who are domiciled in Singapore should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

                              PLAN OF DISTRIBUTION

     We may sell the ordinary shares (1) through underwriters or dealers, (2) through agents or dealers, or (3) directly to investors. The applicable prospectus supplement will describe the method of distribution and terms of the offering of the shares, including:

     - the name or names of any underwriters of the offering;

     - the purchase price of the shares and the proceeds we will receive from the sale;

     - any underwriting discounts and other items constituting underwriters' compensation;

     - the initial public offering price; and

     - any discounts or concessions allowed or reallowed or paid to dealers.

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

     If we sell shares through underwriters, we will name the underwriters in the applicable prospectus supplement. If underwriters are used in the sale, they will acquire the shares for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to some conditions, the underwriters will be obligated to purchase all the shares offered by the prospectus supplement if they purchase any such securities. We may grant underwriters who participate in the distributions of shares an option to purchase additional shares to cover over-allotments, if any, in connection with the distribution.

     We may also sell shares directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of shares and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, any agent will act on a best-efforts basis for the period of its appointment. If we use a dealer in the offer or sale of shares, we will sell the shares to the dealer, as principal. The dealer may then resell the shares to the public at varying prices to be determined by the dealer at the time of resale. The name of the dealer and the principal terms of our agreement with the dealer will be provided in the appropriate prospectus supplement. Any agent or dealer participating in the distribution of our shares may be deemed to be an underwriter, as that term is defined in the Securities Act, of those shares.

     We may authorize agents, dealers or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

     We may provide agents, dealers and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents, dealers or underwriters may make with respect to such liabilities. Agents, dealers and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business. The place and time of delivery for securities will be provided in the accompanying prospectus supplement for these securities.

                                 LEGAL MATTERS

     Allen & Gledhill, Singapore will provide us with an opinion as to the legality of the ordinary shares. Counsel for any underwriters named in the applicable prospectus supplement will provide an opinion as to certain legal matters relating to the ordinary shares.

                                    EXPERTS

     Our consolidated audited financial statements and our supplemental consolidated audited financial statements and schedules appearing in our Current Reports (Form 8-K) filed with the SEC on September 20, 2000 have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to certain subsidiaries its opinion is based on the reports of other independent public accountants. The audited financial statements and supporting schedules referred to above have been included in this prospectus in reliance upon the authority of those firms as experts in giving said reports.

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

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                               25,000,000 SHARES

                               [FLEXTRONICS LOGO]

                           -------------------------
                             PROSPECTUS SUPPLEMENT
                                            , 2001

                           -------------------------

                         BANC OF AMERICA SECURITIES LLC
                              GOLDMAN, SACHS & CO.
                              SALOMON SMITH BARNEY
                           THOMAS WEISEL PARTNERS LLC
                           -------------------------

                            BEAR, STEARNS & CO. INC.
                           DEUTSCHE BANC ALEX. BROWN
                                LEHMAN BROTHERS
                               ROBERTSON STEPHENS

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